EXHIBIT (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Millions of Dollars)

	Fiscal Year Ended
	Feb. 3, 2001	Jan. 29, 2000	Jan. 30, 1999	Jan. 31, 1998	Feb. 1, 1997
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings before extraordinary charges	$1,264	$1,185	$962	$802	$474
Income taxes	789	751	594	524	309

Total earnings before extraordinary charges	2,053	1,936	1,556	1,326	783

Fixed charges:
Interest expense	468	415	421	437	464
Interest portion of rental expense	77	69	63	59	59

Total fixed charges	545	484	484	496	523

Less:
Capitalized interest	(31)	(16)	(16)	(16)	(16)

Fixed charges in earnings	514	468	468	480	507

Earnings available for fixed charges	$2,567	$2,404	$2,024	$1,806	$1,290

Ratio of earnings before extraordinary charges to fixed charges	4.72	4.96	4.18	3.65	2.46

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$544	$484	$484	$496	$523
Dividends on preferred stock (pre-tax basis)	0	29	32	35	37

Total fixed charges and preferred stock dividends	544	513	516	531	560

Earnings available for fixed charges and preferred stock dividends	$2,567	$2,404	$2,024	$1,806	$1,290

Ratio of earnings before extraordinary charges to fixed charges and preferred stock dividends	4.72	4.69	3.92	3.40	2.30